Exhibit 99.3

ARC ENERGY TRUST

Notice of Annual Meeting of Unitholders

TO:                           THE UNITHOLDERS OF ARC ENERGY TRUST

TAKE NOTICE that an Annual Meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of ARC Energy Trust (the “Trust”) will be held at the Ballroom in the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta, on Wednesday, the 20th day of May, 2009, at 3:30 p.m. (Calgary time) for the following purposes:

1.              to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2008 and the auditors’ report thereon;

2.              to appoint the Trustee of the Trust;

3.              to elect the directors of ARC Resources Ltd.;

4.              to appoint auditors of the Trust; and

5.              to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Broadridge, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 14, 2009 (the “Record Date”).  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 25th day of March, 2009.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ARC RESOURCES LTD.

(signed)
John P. Dielwart
Chief Executive Officer

ARC ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL MEETING OF UNITHOLDERS
TO BE HELD ON WEDNESDAY, MAY 20, 2009

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Energy Trust (the “Trust”), for use at the Annual Meeting of the holders (the “Unitholders”) of trust units (“Trust Units”) of the Trust (the “Meeting”) to be held on the 20th day of May, 2009, at 3:30 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and special voting units (“Special Voting Units”).  A Special Voting Unit was issued to Computershare Trust Company of Canada (the “Exchangeable Shares Trustee”) as trustee under an amended and restated voting and exchange trust agreement for the benefit of holders of exchangeable shares (“Exchangeable Shares”) issued by the Trust’s wholly-owned subsidiary, ARC Resources Ltd. (“ARC Resources”, “ARC” or the “Company”).  The Trust Units and the Special Voting Unit vote together as a single class on all matters.  Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote.  The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date.  The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions.  The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the “Voting Direction for Holders of Exchangeable Shares of ARC Resources” (the “Voting Direction”) that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement.  See also the discussion under “Voting by Holders of Exchangeable Shares” contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Broadridge, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  Computershare Trust Company of Canada, the trustee of the Trust (the “Trustee”) has fixed the record date for the Meeting at the close of business on April 14, 2009 (the “Record Date”).  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of ARC Resources.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number or use internet access to vote the Trust Units held by the Beneficial Holder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge not less than 24 hours before the time set for the holding of the Meeting in order to have the Trust Units voted.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name.  Only holders of Exchangeable Shares whose name appears on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of ARC Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting.  In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust.  The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of ARC Resources, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting.  At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust.  The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares.  Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder’s Exchangeable Shares.  A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting.  The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction.  In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes.  A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated May 7, 1996 and amended and restated as of May 15, 2006, between the Trustee and ARC Resources (the “Trust Indenture”).

The Trust is authorized to issue 650,000,000 Trust Units.  As at March 25, 2009, approximately 233,583,629 Trust Units were issued and outstanding.  The Trust is also entitled to issue Special Voting Units.  As at March 25, 2009, one Special Voting Unit had been issued to the Exchangeable Shares Trustee.  The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share.  As at March 25, 2009, there were 932,558 Exchangeable Shares issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of ARC Resources, there is no person or corporation which beneficially owns, or controls or directs, directly or indirectly, Trust Units carrying more than 10 per cent of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of ARC Resources as a group is 0.39 per cent (901,518 Trust Units).  The percentage of Exchangeable Shares of the Trust that are beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of ARC Resources as a group is 63.44 per cent (591,622 Exchangeable Shares convertible into 1,524,403 Trust Units using the effective exchange ratio in effect on March 25, 2009 of 2.57665).  Based upon this exchange ratio, directors and officers of ARC Resources as a group beneficially owned, or controlled or directed, directly or indirectly, securities of the Trust equivalent to 2,429,921 Trust Units or 1.03 per cent of the outstanding Trust Units, assuming exchange of all of the Exchangeable Shares for Trust Units of the Trust.

QUORUM FOR MEETING AND APPROVAL REQUIREMENTS

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10 per cent of the outstanding Trust Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 per cent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

1.                                      Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee.  Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada (“Computershare”) as trustee of the Trust to hold office until the end of the next annual meeting.  Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on May 7, 1996.

2.                                      Election of Directors of ARC Resources

The articles of ARC Resources provide for a minimum of three directors and a maximum of 12 directors.  There are currently eight (8) directors and the Board of Directors of ARC Resources has determined to leave the number of directors at eight (8) members.  All of the directors have been elected for a term of one year.  Unitholders are entitled to elect all eight (8) of the members of the Board of Directors of ARC Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board of Directors of ARC Resources.

The eight (8) nominees for election as directors of ARC Resources by Unitholders are as follows:

Walter DeBoni	Michael M. Kanovsky
John P. Dielwart	Harold N. Kvisle
Fred J. Dyment	Herbert C. Pinder, Jr.
James C. Houck	Mac H. Van Wielingen

The following pages set out the names of proposed nominees for election as directors, together with their age, place of primary residence, principal occupation, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2008, and directorships of other public entities.  The Board of Directors has determined that all of the above nominees with the exception of John P. Dielwart are independent directors as defined under National Instrument 58-101.

Also indicated for each person proposed as a director is the number of Trust Units and Exchangeable Shares beneficially owned, or controlled or directed, directly or indirectly, on December 31, 2008 and, as of the same date, the number of restricted trust units (“RTUs”) held by each director under the Long Term Incentive Plan of the Trust (the “Whole Unit Plan”) and value at risk as a multiple of total retainer and minimum Trust Unit holding requirements.  See the description of the Whole Unit Plan below.  For further information on management ownership, see “Compensation Discussion and Analysis” below.

Mac H. Van Wielingen, HBA Age: 55 Calgary, Alberta, Canada Co-Chairman of ARC Financial Corporation Director Since: 1996 Independent

Mr Van Wielingen is Co-Chairman and a founder of ARC Financial Corp in 1989. ARC Financial is a private equity investment management company focused on the energy sector in Canada. Previously, Mr Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. Mr Van Wielingen holds an Honours Business Degree from the Richard Ivey School of Business, University of Western Ontario and has studied post-graduate economics at Harvard University.

Board/Committee Members at December 31, 2008:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board (Chair)	9 of 11			ARC Energy Trust
Member of the Audit Committee	1 of 1
Member of the Policy and Board Governance Committee	5 of 5	30 of 32	94%
Member of the Human Resources and Compensation Committee	8 of 8
Member of the Risk Committee	7 of 7

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Complies with guidelines
2008	98,589	18,447	340,288	973,432	$19,565,983	119	10,000	Yes
2007	2,624	15,984	444,931	1,019,596	$20,799,758	128	10,000	Yes

Walter DeBoni, BASC, P. Eng., MBA Age: 62 Calgary, Alberta, Canada Independent Businessman Director Since: 1996 Independent

Mr. DeBoni retired from Husky Energy Inc. where he held the position of VP, Canada Frontier & International Business. Prior to this Mr. DeBoni was CEO of Bow Valley Energy for a number of years. In addition to his time at Husky and Bow Valley he has also held numerous top executive posts in the oil and gas industry with major corporations. Mr. DeBoni holds a B.A.Sc. Chem. Eng. from the University of British Columbia, a MBA degree with a major in Finance from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. He is a past Chairman of the Petroleum Society of CIM and a past Director of the Society of Petroleum Engineers.

Board/Committee Members at December 31, 2008:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board (Vice-Chair)	10 of 11			ARC Energy Trust
Member of the Audit Committee	5 of 5			Niko Resources Ltd.
Member of the Policy and Board Governance Committee (Chair)	4 of 5	26 of 29	90%	PetroWest Energy Services Ltd. Sterling Resources Ltd.
Member of the Health, Safety and Environment Committee	1 of 1
Member of the Risk Committee	6 of 7

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Complies with guidelines
2008	92,300	11,914	—	104,214	$2,094,701	19	10,000	Yes
2007	92,300	10,042	—	102,342	$2,087,777	20	10,000	Yes

John P. Dielwart, B.Sc., P.Eng. Age: 56 Calgary, Alberta, Canada Chief Executive Officer Director Since: 1996 Non-Independent

Mr. Dielwart has been the CEO of ARC Resources since 2000, and the President and CEO of ARC Resources until February 11, 2009. Prior to joining ARC Financial Corporation in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is a Past-Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary.

Board/Committee Members at December 31, 2008:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	11 of 11	11 of 11	100%	ARC Energy Trust

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held*	Value at risk as multiple of annual fees paid**	Minimum Unitholding Requirements**	Complies with guidelines
2008	76,735	8,012	110,743	363,451	$7,305,379	—	$1,500,000	Yes
2007	68,763	7,206	156,341	427,699	$8,725,054	—	$1,305,000	Yes

* The Total Market Value of Securities Held does not include 110,504 Performance Trust Units (“PTUs”) as at December 31, 2007 and 133,467 PTUs as at December 31, 2008.

** Mr. Dielwart’s ownership requirements are based on his position as Chief Executive Officer.  Reference is made to “Compensation Discussion and Analysis — Minimum Trust Unit Ownership Requirements for Named Executive Officers”.

Fred J. Dyment, CA Age: 60 Calgary, Alberta, Canada Independent Businessman Director Since: 2003 Independent

Mr. Dyment has over 30 years experience in the oil and gas business and is currently an independent businessman. His past business career included positions as President and CEO for Maxx Petroleum and President and CEO of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972. Mr. Dyment currently sits as a Director on the Boards of Tesco Corporation, Transglobe Energy Corporation and WesternZagros Resources Ltd.

Board/Committee Members at December 31, 2008:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	11 of 11			ARC Energy Trust
Member of the Audit Committee (Chair)	5 of 5	27 of 28	96%	Tesco Corporation
Member of the Reserves Committee	5 of 5			Transglobe Energy Corporation
Member of the Risk Committee	6 of 7			WesternZagros Resources Ltd.

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Complies with guidelines
2008	57,187	9,672	—	66,859	$1,343,866	15	10,000	Yes
2007	52,187	7,772	—	59,959	$1,223,164	15	10,000	Yes

James C. Houck, B.Sc., MBA Age: 61 Calgary, Alberta, Canada President and CEO of The Churchill Corporation Director Since: 2008 Independent

Mr. Houck is President and CEO, and a director of The Churchill Corporation, a diversified construction company based in Edmonton, Alberta.  Prior to joining the Churchill Corporation, Mr. Houck spent over 37 years in the energy industry, most recently as President & CEO and a director of Western Oil Sands Ltd. The majority of his business career was spent with ChevronTexaco Inc, where he held a number of senior management positions, including President, Texaco Development Corporation, Worldwide Power & Gasification, Inc, and Vice President and General Manager, Alternate Energy Dept.  Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco’s conventional oil and gas operations.  Mr. Houck currently sits as a director of WesternZagros Resources Ltd. and is a past governor of the Canadian Association of Petroleum Producers.

Board/Committee Members at December 31, 2008:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	10 of 10			ARC Energy Trust
Member of the Audit Committee	4 of 4	22 of 22	100%	The Churchill Corporation
Member of the Health, Safety and Environment Committee	4 of 4			WesternZagros Resources Ltd.
Member of the Reserves Committee (Chair)	4 of 4

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Complies with guidelines
2008	4,000	3,351	—	7,351	$147,755	2	10,000	Yes*

*Mr. Houck joined the board on February 14, 2008 and has three years to accumulate the required holdings.

Michael M. Kanovsky, B.Sc., P.Eng., MBA, Age: 60 Calgary, Alberta, Canada Independent Businessman Director Since: 1996 Independent

Mr. Kanovsky graduated from Queen’s University and the Ivey School of Business. Mr. Kanovsky’s business career included the position of VP of Corporate Finance with a major Canadian investment dealer followed by co-founding Northstar Energy Corporation and PowerLink Corporation (electrical cogeneration) where he served as Executive Board Chairman and Director.  Subsequently he was Chairman, Taro Industries (oilfield manufacturing), Vice Chairman, Precision Drilling (oilfield drilling) and, in 1996, founded Bonavista Energy (oil & gas producer).

Board/Committee Members at December 31, 2008:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	11 of 11			ARC Energy Trust
Member of the Audit Committee	1 of 1			Argosy Resources Ltd.
Member of the Policy and Board Governance Committee	4 of 4	28 of 28	100%	Bonavista Energy Trust Devon Energy Inc.
Member of the Reserves Committee	5 of 5			Pure Technologies Inc.
Member of the Risk Committee (Chair)	7 of 7			TransAlta Inc.

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Complies with guidelines
2008	195,106	7,252	—	202,358	$4,067,396	56	10,000	Yes
2007	195,106	5,763	—	200,869	$4,097,728	71	10,000	Yes

Harold N. Kvisle B.Sc., P.Eng., MBA, Age: 56 Calgary, Alberta, Canada President and CEO TransCanada Corporation Independent

Mr. Kvisle has been the President and CEO of TransCanda Corporation since May 2003, and of TransCanada Pipelines Ltd. (“TCPL”) since May 2001.  Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999.  He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.  He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is former Chair of the Mount Royal College Board of Governors.  Mr. Kvisle has a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Current Public Board Memberships
Bank of Montreal
TransCanada Corporation

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Complies with guidelines
2008	15,000	—	—	15,000	$301,500	—	10,000	*

*Mr. Kvisle  is a nominee for the first time for the position of Director of ARC Resources.

Herbert C. Pinder, Jr., B.Arts, L.L.B., MBA Age: 62 Saskatoon, Saskatchewan, Canada Independent Businessman Director Since: 2006 Independent

Mr. Pinder is a non-practicing lawyer and a graduate of Harvard Business School.  He formerly managed a family business, which included Pinders Drugs, and is currently the President of the Goal Group, a private equity management firm located in Saskatoon.  He is an experienced corporate director and brings a varied business background to the Trust from different industries but with a focus on the energy sector.  He is currently a director of Viterra and a number of private energy companies, is a trustee of the C. D. Howe Institute and the Fraser Institute, and is on the Advisory Council for the School of Policy Studies at the University of Calgary.

Board/Committee Members at December 31, 2008:	Attendances	Attendances (Total):		Current Public Board Memberships
Member of the Board	10 of 11			ARC Energy Trust
Member of the Policy and Board Governance Committee	4 of 4	26 of 27	96%	Viterra
Member of the Health, Safety and Environment Committee	4 of 4
Member of the Human Resources and Compensation Committee (Chair)	8 of 8

Securities Held (as at December 31) (at a market value of $20.10 per Trust Unit for 2008 and $20.40 per Trust Unit for 2007):

Year	Trust Units	RTUs	Exchangeable Shares	Total Trust Units and Equivalents	Total Market Value of Securities Held	Value at risk as multiple of annual fees paid	Minimum Unitholding Requirements	Complies with guidelines
2008	26,396	7,768	—	34,164	$686,696	8	10,000	Yes
2007	25,131	4,663	—	29,794	$607,798	11	10,000	Yes

Board Tenure

At December 31, 2008, the board of ARC Resources was comprised of five members who had held their director positions for over ten years, one member who has held his director position for six years and two members who have held their director positions between one and five years.

Major Skills and Experience of Directors

The following table outlines the skills and experience of, and is based on information provided by, the individual members of the Board of Directors as of December 31, 2008.

Skills and Experience	Directors with Experience
Enterprise management – experience as a President or CEO leading an organization	7
Business Development / M&A / Strategic Planning – management or executive experience with responsibility for identifying value creation opportunities	8
Financial Literacy – ability to critically read and analyze financial statements	8
Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive officer or a board member of a public organization	8
Change Management – experience leading a major organizational change or managing a significant merger	8
Operations – management or executive experience with oil and gas operations	5
Health, Safety & Environment Management – understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility	5
Financial Expertise – senior executive experience in financial accounting and reporting and corporate finance	5
Global Experience – management or executive experience in a multi-national organization providing understanding of the challenges faced in a different cultural, political or regulatory environment	5
Human Resources – management or executive experience with responsibility for human resources	6
Reserves Evaluation – specific experience with or executive responsibility for oil and gas reserves evaluation	4
Risk Evaluation – management or executive experience in evaluating and managing the variety of risks faced by an organization	7

Board Committee Changes

During 2008, the Board of Directors reconstituted the chair and membership of the committees of the Board as a result of changes in board membership.  As at December 31, 2008 the committees were all comprised of independent directors as follows:

Name of Independent Director	Audit Committee	Reserves Committee	Risk Committee	Human Resources & Compensation Committee	Policy and Board Governance Committee	Health, Safety & Environment Committee
Mac H. Van Wielingen			Ö	Ö	Ö
Walter DeBoni	Ö		Ö		Ö*
Fred J. Dyment	Ö*	Ö	Ö
James C. Houck	Ö	Ö*				Ö
Michael M. Kanovsky		Ö	Ö*		Ö
Herbert C. Pinder, Jr.				Ö*	Ö	Ö
John M. Stewart	Ö			Ö		Ö*

* Denotes person as the Chair of the Committee.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a Unitholders’ meeting represent less than a majority of the Trust Units voted and withheld, the nominee will submit his or her resignation promptly after the Meeting, for the Policy and Board Governance Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable annual meeting. Resignations shall be expected to be accepted except in situations where special circumstances would warrant the applicable Director to continue to serve as a board member. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Interlocking Boards

Company	Director	Committee Membership
WesternZagros Resources Ltd.	Fred J. Dyment	NIL
	James C. Houck	Audit and Compensation
Governance and Nominating

3.                                       Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

REMUNERATION OF DIRECTORS

The following table sets forth information concerning the compensation paid to each director, other than directors who are also Named Executive Officers, (as defined under “Summary Compensation Table”) during 2008.

Name	Base Retainer Fee ($)	Board Chair and Vice Chair Retainer Fee ($)	Committee Chair Retainer Fee(s) ($)	Committee Retainer Fee(s) ($)	Total Fees Earned ($)	Whole Units Plan Awards(1) ($)	All Other Compensation	Total ($)
Walt DeBoni	50,000	35,000	7,500	15,000	107,500	134,412	—	241,912
Fred C. Coles(2)	12,500	—	1,875	3,750	18,125	45,322	—	63,447
Fred J. Dyment	50,000	—	25,000	15,000	90,000	112,525	—	202,525
James C. Houck(3)	50,000	—	—	15,000	65,000	81,265	—	146,265
Michael M. Kanovsky	50,000	—	7,500	15,000	72,500	90,638	—	163,138
Herbert C. Pinder, Jr.	50,000	—	16,250	15,000	81,250	103,152	—	184,402
John M. Stewart	50,000	—	6,250	15,000	71,250	90,638	—	161,888
Mac H. Van Wielingen	50,000	100,000	—	15,000	165,000	206,278	—	371,278
Total	362,500	135,000	64,375	108,750	670,625	864,230	—	1,534,855

Notes:

(1)                                  Each of the directors participates in the Whole Unit Plan.  Directors other than directors who are also Named Executive Officers receive RTUs only.  RTUs vest over a three year period with one-third vesting annually.  Award values are based on the number of units granted multiplied by the 10 day weighted average price of the Trust Units ending immediately prior to the grant date (“grant date price”).  In 2008 there were two grants: a grant in March for which the grant date price was $25.62 per unit and a grant in September for which the grant date price was $25.88 per unit.  Upon vesting, additional amounts are paid for the cash equivalent of re-invested distributions throughout the vesting period.  For more information on the Whole Unit Plan awards, see “Compensation Discussion and Analysis – Long Term Incentives” and “Summary Compensation Table - Value of Whole Unit Plan Awards”.

(2)                                  Mr. Coles passed away on May 1, 2008.

(3)                                  Mr. Houck became a director on February 14, 2008.

Whole Unit Plan Awards to Directors – Unvested at Year End

The following sets forth information in respect of Whole Unit Plan awards to directors, other than directors who are also Named Executive Officers, which are outstanding as at December 31, 2008 and which had not vested as at such date.

	Whole Unit Plan Awards RTUs(1)
Name	Year of award	Number of awards that have not vested	Year of vesting	Estimated payout value of awards that have not vested(2) ($)
Walt DeBoni	2008	5,542	2009, 2010, 2011	111,394
	2007	4,713	2009, 2010	94,731
	2006	1,659	2009	33,346
		11,914		239,471
Fred C. Coles (3)	—	—	—	—
Fred J. Dyment	2008	4,640	2009, 2010, 2011	93,264
	2007	3,705	2009, 2010	74,471
	2006	1,327	2009	26,673
		9,672		194,408
James C. Houck (4)	2008	3,351	2009, 2010, 2011	67,355
Michael M. Kanovsky	2008	3,737	2009, 2010, 2011	75,114
	2007	2,586	2009, 2010	51,979
	2006	929	2009	18,673
		7,252		145,766
Herbert C. Pinder, Jr.	2008	4,253	2009, 2010, 2011	85,485
	2007	2,586	2009, 2010	51,979
	2006	929	2009	18,673
		7,768		156,137
John M. Stewart	2008	3,737	2009, 2010, 2011	75,114
	2007	3,268	2009, 2010	65,687
	2006	1,084	2009	21,788
		8,089		162,589
Mac H. Van Wielingen	2008	8,505	2009, 2010, 2011	170,951
	2007	7,287	2009, 2010	146,469
	2006	2,655	2009	3,366
		18,447		370,786

Notes:

(1)                                  RTUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.

(2)                                  Calculated based on the closing price of the Trust Units on December 31, 2008 of $20.10 multiplied by the number of RTUs on such date, adjusted to reflect cash distributions made on the underlying Trust Units for the period from the grant date to December 31, 2008.

(3)                                  Mr. Coles passed away on May 1, 2008.  In accordance with the terms of the Whole Unit Plan, all RTUs which had not vested at such date were accelerated and then paid out as of May 1, 2008.

(4)                                  Mr. Houck became a director on February 14, 2008.

Whole Unit Plan Awards to Directors – Value Vested During the Year

The following sets forth information in respect of Whole Unit Plan awards to directors, other than directors who are also Named Executive Officers, as to the value of Whole Unit Plan awards which vested during the year ended December 31, 2008.

	Whole Unit Plan Awards RTUs(1)
Name	Year of award	Number of awards that vested	Value of awards that vested(2) ($)
Walt DeBoni	2007	2,211	56,784
	2006	1,537	39,383
	2005	2,164	55,439
		5,912	151,606
Fred C. Coles (3)	2008	1,769	46,472
	2007	4,710	126,300
	2006	2,300	56,367
	2005	1,488	38,115
		4,487	267,254
Fred J. Dyment	2007	1,738	44,649
	2006	1,230	31,506
	2005	1,488	38,115
		4,456	114,270
James C. Houck(4)	—	—	—
Michael M. Kanovsky	2007	1,214	31,186
	2006	861	22,054
	2005	1,488	38,115
		3,563	91,355
Herbert C. Pinder, Jr. (5)	2007	1,214	31,186
	2006	861	22,054
		2,075	53,240
John M. Stewart	2007	1,536	39,468
	2006	1,004	25,730
	2005	1,488	38,115
		6,103	103,313
Mac H. Van Wielingen	2007	3,417	87,762
	2006	2,459	63,012
	2005	3,787	97,019
		9,663	247,793

Notes:

(1)                                  RTUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.

(2)                                  Calculated based on the closing price of the Trust Units on the vesting date multiplied by the number of RTUs adjusted to reflect cash distributions on the underlying Trust Units from the grant date to the vesting date.

(3)                                  Mr. Coles passed away May 1, 2008.  In accordance with the terms of the Whole Unit Plan, all RTUs which had not vested at such date were accelerated and then paid out as of May 1, 2008.

(4)                                  Mr Houck became a director on February 14, 2008.

(5)                                  Mr. Pinder became a director on January 5, 2006.

COMPENSATION DISCUSSION AND ANALYSIS

At year-end 2008, the Human Resources and Compensation Committee (the “Compensation Committee”) was comprised of Herb C. Pinder, Jr. (Chair), John M. Stewart and Mac H. Van Wielingen, all of whom are independent Directors and have extensive experience in executive compensation and other human resources matters.  The Compensation Committee’s mandate is focused on overall human resource policies and practices, including compensation, recruitment, employee engagement, talent development and succession planning.  The Compensation Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the Chief Executive Officer of ARC Resources (“CEO”) and approves and reports to the Board on the compensation of other executive officers (including the other Named Executive Officers) and staff of ARC Resources.  The Compensation Committee met eight times in 2008 and held “in-camera” sessions without the presence of management before and at the end of each meeting.

Compensation Principles and Objectives

The Trust recognizes the importance of attracting and retaining top quality talent and is committed to paying for performance.  Employees, including the Named Executive Officers, are rewarded for the achievement of strong annual operating and financial results, progress in advancing ARC’s long-term business strategy and delivering strong total unitholder return (“TUR”) performance relative to our peers.  ARC’s total compensation program is designed to achieve the following objectives:

•                  to support the Trust’s overall business strategy and objectives;

•                  to provide market competitive compensation that is performance based;

•                  to provide incentives which encourage the superior performance and retention of highly skilled and talented employees; and

•                  to align compensation with corporate performance and therefore unitholders’ interests.

Elements of Executive Compensation

The Trust’s compensation plan for all of its employees, including the Named Executive Officers, is comprised of three key components: base salary, annual incentives and long term incentives.  These elements can be divided into two categories: fixed compensation which consists of base salary; and variable performance based compensation consisting of an annual incentive and long term incentives. The fixed element provides a competitive base of secure compensation required to attract and retain executive talent. The variable performance based, or at risk compensation, is designed to encourage both short term and long term performance of the Trust.

At more senior levels of the organization, the majority of compensation eligible to be paid is variable at risk compensation which places a greater emphasis on rewarding executives for their individual contributions, business results of the Trust and long term value creation for unitholders.

The components of the Trust’s executive compensation program are described in the table below:

Element	Description	Objective
Base Salary	Provides executives with a fixed level of cash compensation for the leadership and specific skills required for performing their responsibilities	• Market competitive compensation • Attraction and retention
Annual Incentive	Rewards executives for their contribution to the achievement of financial and operational results in addition to delivering on short term business objectives	• Pay-for-performance • Alignment with the Trust’s business strategy • Encourage superior performance • Attraction and retention
Long Term Incentives Restricted Trust Units (“RTUs”) Performance Trust Units (“PTUs”)

Rewards executives for creating unitholder value over a three year period with 1/3 vesting annually

Rewards executives for creating unitholder value based on total unitholder return performance over a three year time period relative to a peer group

• Alignment with interests of unitholders • Pay-for-performance • Alignment with the Trust’s business strategy • Encourage superior performance • Attraction and retention

Named Executive Officers also participate in the Trust’s group benefits plan on the same basis as all other employees.  The Trust has no pension plan in place for any staff, including the Named Executive Officers.

Compensation Review Process

Each year, the total compensation for the Named Executive Officers is reviewed by the Compensation Committee and compared to the total compensation for executives holding similar positions with other large Canadian conventional oil and gas trusts and mid to large-sized oil and gas companies.

The companies and trusts that comprise ARC’s comparator group currently include:

Advantage Energy Income Fund	Baytex Energy Trust
Bonavista Energy Trust	Canadian Natural Resources Limited
Canadian Oil Sands Trust	Compton Petroleum Corporation
Crescent Point Energy Trust	EnCana Corporation
Enerplus Resources Fund	Harvest Energy Trust
Husky Energy Inc.	NAL Oil & Gas Trust
Nexen Inc.	Pengrowth Energy Trust
Penn West Energy Trust	Petro-Canada
Peyto Energy Trust	Progress Energy Trust
Progress Energy Trust	Suncor Energy Inc
Vermilion Energy Trust

These trusts and companies have been chosen as ARC’s comparator group as they compete with ARC for executive talent.  To provide additional benchmarking information, ARC also receives additional market data through participation in annual compensation surveys conducted by independent consultants which include an analysis of salary, bonus and long term incentive programs.

Together with the comparative data, the CEO annually assesses the individual performance and development of each Named Executive Officer, and recommends the appropriate salary, annual incentive and long term incentive for each individual.  The Compensation Committee then reviews these recommendations which includes the competitive data and then approves the total compensation package payable to each of the Named Executive Officers other than the CEO.  For the CEO, the Compensation Committee recommends to the Board for their review, discussion and approval the compensation package payable to the CEO.

For the Named Executive Officers, base salary is targeted between the 50th and 75th percentile of the market.  Annual incentives and long term incentives paid to the Named Executive Officers are determined on a discretionary basis and are based on the assessment by the Compensation Committee or the Board, as applicable, of the performance of the Named Executive Officers and the performance of the Trust relative to its peers.  The amount of the annual incentive and long term incentives payable to the Named Executive Officers are generally targeted at a level which will result in total compensation at or above the 75th percentile of the market provided that the Named Executive Officers are meeting or exceeding all of the performance expectations for their roles and provided that the Trust is performing well.  This results in a significant portion (approximately 75 per cent) of executive compensation being “at risk” and directly linked to the achievement of business results and long term value creation.

Base Salary

Base salary is established with reference to an executive’s job responsibilities and the level of skills and experience required to successfully perform his role.  Annual salary adjustments take into account the market value of the role and the executive’s demonstration of capability.

Annual Incentive

In an effort to attract and retain top quality talent and reward for strong performance, it is the Trust’s policy to pay bonuses twice per year.  ARC’s employees, other than the senior executive officers, receive bonuses in January and July each year relating to their performance in the previous six-month periods.  The bonuses paid in January are declared in the previous December and therefore all such employee bonuses are accrued into the financial results of the year to which they relate.

To determine bonus awards for the senior executives, including the Named Executive Officers; the Compensation Committee considers both the executive’s personal performance and the performance of the Trust relative to its peers.  Each year, the Committee compares operating and financial results of the Trust to the results from ARC’s comparator group.  This data is obtained from yearly reports published by such entities, which only become available during the first half of the year following the performance time period (the “subject year”).  For this reason, the total bonus amounts payable to the senior executives are not finally established until June of the year following the subject year.  The officers receive an initial bonus in July of the subject year relating to their performance during the first half of the subject year.  An additional estimated bonus for all senior executives is accrued in December of the subject year and a portion of this amount is paid to the senior executives (other than the CEO) in the following January.  When the comparative analysis is completed in June, the estimated bonus is reviewed and, if appropriate, adjusted accordingly and any unpaid portion of such bonus is then paid.  The CEO’s entire bonus for the second half of the year is likewise reviewed in June of the year following the subject year and the amount is recommended by the Compensation Committee for review, discussion and approval by the Board.  As a result, a portion of bonuses paid to the senior executives in 2009 is expected to relate to 2008 business results.

Long Term Incentives

The Whole Unit Plan provides a long term incentive designed to focus and reward executives for enhancing total unitholder return over the long term both on an absolute and relative basis.  The Whole Unit Plan results in executives receiving cash compensation in relation to the value of a specified number of underlying notional Trust Units.  The plan consists of RTUs for which the number of underlying notional Trust Units is fixed and vest evenly over a period of three years, and PTUs for which the number of underlying notional Trust Units is variable and cliff vest at the end of three years.

To determine the size of Whole Unit Plan awards, the Committee allocates to each executive an appropriate dollar amount relative to their individual responsibilities and overall performance.  These award values are then divided by the 10 day weighted average trading price of Trust Units ending immediate prior to the grant date to calculate the number of RTUs and PTUs granted.

Upon vesting of RTUs and PTUs, the executive receives a cash payment based on the fair value of the underlying Trust Units determined using the 10 day weighted average trading price of Trust Units ending immediately prior to the vesting date plus accrued re-invested distributions.  To further the linkage of pay-for-performance, the cash compensation issued upon vesting of the PTUs is multiplied by a performance multiplier which is determined on the vesting date based on the performance of the Trust compared to its peers over the vesting period.

The peer group used to determine the performance multiplier for the PTU awards consists of the trusts and companies that make up the S&P/TSX Oil & Gas Exploration and Production Index.  The performance multiplier is based on the percentile rank of the Trust’s TUR and ranges on a sliding scale from zero for bottom quartile performance (25th percentile or less) to one for 50th percentile performance to two for top quartile performance (75th percentile or greater).  Therefore, the awarding of PTUs to the Named Executive Officers ensures that a significant portion of their compensation is aligned to unitholder return.  To illustrate this pay-for-performance linkage, in the event of bottom quartile performance the total compensation payouts to Named Executive Officers would be reduced by approximately 30 per cent to 45 per cent.

For employee retention purposes, it is ARC Resources’ policy to grant Whole Unit Plan awards twice yearly (currently in March and September).

The following table shows the portion of Whole Unit Plan awards which are granted as RTUs and PTUs to the Named Executive Officers.

Executive Level	PTUs	RTUs
CEO	90%	10%
CFO and COO	80%	20%
Other Executives	65%	35%

Ownership Guidelines

The Trust maintains ownership guidelines for officers as a way of further aligning executive and unitholder interests.  The CEO is expected to own Trust Units representing a minimum of three times annual base salary, while other executives are expected to own Trust Units representing a minimum of two times base salary.  As of December 31, 2008 each of the Named Executive Officers was in compliance with the Trust Unit ownership guidelines.

The following table illustrates the ownership holdings of the Named Executive Officers:

	Direct and Indirect Ownership at December 31, 2008(1)	Value at 12/31/08(2)(3) ($)	Minimum Trust Unit ownership requirement ($)		Complies with guidelines
John P. Dielwart	357,670	7,189,167	1,500,000		Yes
Steven W. Sinclair	129,253	2,597,985	620,000		Yes
Myron M. Stadnyk	102,836	2,067,004	850,000		Yes
Terry M. Anderson	19,560	393,156	455,000	(4)	Yes	(4)
Douglas J. Bonner	48,111	967,031	530,000		Yes

Notes:

(1)                                  In determining compliance with the guidelines, Exchangeable Shares are converted into Trust Units at the applicable exchange rate and are included in the direct ownership amount.

(2)                                  Value calculated using a closing price of $20.10 on December 31, 2008.

(3)                                  In addition to the equity-at-risk listed above, the executive officers have Whole Unit Plan awards.

(4)                                  For new officers, a time period of up to five years is provided to accumulate the required ownership and this is currently applicable to Mr. Anderson, who was appointed Vice President, Operations on December 1, 2005.

2008 Compensation Decisions

Base Salary

For the CEO and other Named Executive Officers, base salaries were reviewed for each position and salary adjustments were made taking into account the executive’s job responsibilities, demonstration of capability and the market comparative information.

Annual Incentive and Long Term Incentives

The Compensation Committee reviewed the CEO’s performance on several specific corporate and individual goals and objectives.  These included goals relating to asset quality and growth strategy, operating costs, administrative costs, reserve replacement ratios and costs, recycle ratios, financial returns, balance sheet strength, payout ratios, production levels on an absolute and per unit basis, reserve levels on an absolute and per unit basis and changes therein on an absolute and debt adjusted basis, and total unitholder return.  In addition, performance was reviewed in relation to specific goals concerning succession planning and employee development, organizational cultural issues, corporate governance, safety and environment issues, and community and industry involvement and leadership.

Performance in all of these areas was reviewed on a stand-alone basis and, to the extent possible, relative to other oil and gas entities, as previously described.  The Board does not use a formulaic approach to determine incentive awards.  Rather, the Board rigorously reviews the performance of the Trust and the executives and awards annual incentive amounts and long term incentive awards on a discretionary basis but always with reference to total compensation.

For 2008, the Board assessed the CEO’s performance as described above and this assessment formed the basis for determining Mr. Dielwart’s annual and long term incentives at a level resulting in his total compensation falling within the range of the 75th to 90th percentile which is consistent with ARC’s compensation philosophy.

The Compensation Committee further reviewed the performance of the other Named Executive Officers relative to accomplishments and results in their respective areas of responsibility.  Annual and long term incentives were then awarded resulting in total compensation being at or above the 75th percentile for these individuals.

The total compensation for the CEO is shown in the table below and is calculated in the same manner as in the Summary Compensation Table.

CEO	2008 ($)	2007 ($)		2006 ($)
Short-term Compensation
Salary	500,000	435,000		400,000
Bonus	650,000	612,500		575,000
All other compensation	35,000	280,450	(1)	278,000	(1)
Whole Unit Plan awards granted during the year(2)	1,120,045	1,046,218		761,071
Total compensation	2,305,045	2,374,168		2,014,071

Notes:

(1)                                  $250,000 of these amounts represent deferred retention payments which became payable over five years by ARC Resources on August 28, 2002 and represent a deferred payment of a portion of the proceeds of the management internalization transaction of ARC Resources.

(2)                                  For more information on the valuation of the  Whole Unit Plan awards, see “Summary Compensation Table — Value of Whole Unit Plan Awards”.

(3)                                  All employees (including Named Executive Officers) are provided with an amount equal to seven per cent of salary that may be used for the purposes of benefits or group RRSP contributions or may be taken as cash.  The value of “All other compensation “ in the table above includes this amount.

Summary

The Compensation Committee has reviewed the compensation regime applicable to executive officers (including the Named Executive Officers) and the members are confident that they understand the compensation plans and total payments to be made to each executive.  The Compensation Committee is satisfied that the levels of total compensation are reflective of competitive market practices, align pay-for-performance with the interests of unitholders and support ARC’s objective to attract, retain and motivate highly capable executive talent.

Performance Graph

The following graph illustrates changes from December 31, 2003 to December 31, 2008, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.

	2003/12	2004/12	2005/12	2006/12	2007/12	2008/12	Annualized Return %
ARC Energy Trust(1)	100.00	135.92	221.54	203.62	210.5	229.02	18.0
S&P/TSX Composite Index(2)	100.00	114.53	142.30	166.88	183.29	122.89	4.2
S&P/TSX Oil and Gas Exploration and Production Index(2)	100.00	140.29	243.61	246.68	271.55	187.96	13.5
S&P/TSX Capped Energy Trust Index(2)	100.00	130.51	194.96	187.71	193.83	142.29	7.2

Notes:

(1)                                  Incorporates the actual cash distributions.

(2)                                  Total Return Index.

Aggregate compensation levels for Named Executive Officers increased on a year by year basis over the period 2003 to 2008.  This is generally consistent with the trend of total return on investment charted for the Trust in the performance graph above for the years 2003 through 2008.  The exception was a decrease in total unitholder return in 2006 which resulted from the announcement by the Federal government on October 31, 2006 that it would apply a tax at the trust level on distributions of certain trusts such as ARC commencing January 1, 2011.  Notwithstanding this decrease in total unitholder return, the Trust performed in the top quartile relative to its peers in 2006.

The total compensation for the CEO and the aggregate compensation for the CEO, the Senior Vice President and Chief Financial Officer (“CFO”) and each of the remaining Named Executive Officers, unitholder total return, year-end market capitalization of the Trust and cash flow from operating activities for the Trust for the three years ended December 31, 2008 are shown below:

	2008 (2)	2007 (2)	2006 (2)
CEO Total Compensation	$2.3 million	$2.4 million	$2.0 million
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) (1)	$7.2 million	$7.4 million	$6.6 million
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) as a per cent of Total Market Capitalization	0.16%	0.17%	0.14%
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) as a per cent of Cash Flow from Operating Activities	0.76%	1.05%	0.90%
Unitholder Total Return	9.9%	2.4%	-7.9%
Year-end Total Market Capitalization (in billions)	$4.4	$4.3	$4.6
Cash Flow from Operating Activities (in millions)	$944.4	$704.9	$734.0

Notes:

(1)                                  Total Compensation includes salary, Whole Unit Plan awards, bonus, other annual compensation, and is calculated in the same manner as in the Summary Compensation Table.

(2)                                  Named Executive Officers for 2006 and 2007 were different than Named Executive Officers for 2008.  In 2006 and 2007 Mr. David Carey was a Named Executive Officer and Mr. Terry Anderson replaced Mr. David Carey as a Named Executive Officer in 2008.

SUMMARY COMPENSATION TABLE

The following table provides for the periods indicated a summary of information concerning the compensation paid to the CEO and CFO of ARC Resources and the three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) of ARC Resources, other than the CEO and CFO, at the end of the year ended December 31, 2008 whose total compensation was more than $150,000 (each a “Named Executive Officer” and collectively the “Named Executive Officers”).

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Whole Unit Plan Awards(1) ($)	Bonus(2) ($)	Long- Term Incentive Plans	All Other Compensation(3) (4) ($)	Total Compensation ($)
John P. Dielwart President and Chief Executive Officer	2008	500,000	1,120,045	650,000	Nil	35,000	2,305,045
Steven W. Sinclair Senior Vice-President, Finance and Chief Financial Officer	2008	310,000	570,039	300,000	Nil	21,700	1,201,738
Myron M. Stadnyk Senior Vice-President and Chief Operating Officer	2008	425,000	780,025	500,000	Nil	29,750	1,734,775
Terry M. Anderson Vice-President, Operations	2008	227,500	450,020	315,000	Nil	15,925	1,008,445
Douglas J. Bonner Senior Vice-President, Corporate Development	2008	265,000	460,037	200,000	Nil	18,550	943,587

Notes:

(1)                                  Whole Unit Plan awards are granted in March and September of each year.  PTUs vest and are paid out at the end of a three year period and are subject to a performance multiplier between zero and two.  RTUs vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years.  Award values are based on the number of units granted multiplied by the 10 day weighted average price of the Trust Units ending immediately prior to the grant date (“grant date price”).  In 2008 there were two grants: a grant in March for which the grant date price was  $25.62 per unit and a grant in September for which the grant date price was $25.88 per unit.  Upon vesting, additional amounts are paid for the cash equivalent of re-invested distributions throughout the vesting period.  See “Value of Whole Unit Plan Awards” below.

(2)                                  Bonus amounts represent amounts earned during the fiscal year.  50 per cent of Mr. Dielwart’s bonus is scheduled to be paid in the second quarter of 2009.  25 per cent of Mr. Sinclair’s, Mr. Stadnyk’s and Mr. Bonner’s bonus amounts are scheduled to be paid in the second quarter of 2009.

(3)                                  Amounts exclude the value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees.  The value of such perquisites were not in the aggregate greater than $50,000 or 10 per cent of the Named Executive Officer’s total salary for the financial year.

(4)                                  All employees (including Named Executive Officers) are provided with an amount equal to seven per cent of salary that may be used for the purposes of benefits or group RRSP contributions or may be taken in cash.  The value of “All Other Compensation” includes this amount.

Value of Whole Unit Plan Awards

The award value of Whole Unit Plan awards for compensation purposes has been determined by multiplying the number of awards granted by the weighted average trading price of the Trust Units of the Trust for the 10 days immediately prior to the grant date.  Furthermore, in respect of PTUs, the amount calculated in accordance with the above formula has been multiplied by the target performance multiplier of one.  This method of determining the award value has been used as such amount represents the dollar value used by the Compensation Committee or the Board, as applicable, when awards were granted to the individuals in the table above.  The award value as determined in this manner does not include estimated accrued distributions for the Trust Units underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted.

The award value as determined above differs from the accounting value for awards which is used by the Trust in it’s financial statements, which accounting value is calculated in accordance with the Canadian Institute of Chartered Accountants handbook section 3870 and uses the intrinsic valuation method as the participants of the plan receive a cash payment on a fixed vesting date.  The intrinsic value includes an estimated amount of re-invested distributions over the life of the unit based on distribution levels in place at the time of the grant as well the current performance multiplier for PTUs, which is considered to be a one at the time of the grant.  The accounting value is recalculated at each reporting date based on the Trust Unit price, the distribution levels in place at that time as well as the performance multiplier for PTUs.  Using this methodology, the accounting values for the Whole Unit Plan awards at the grant date would increase by approximately 25 per cent for directors and approximately 35 per cent for the Named Executive Officers.

Whole Unit Plan Awards to Named Executive Officers – Unvested at Year End

The following sets forth information in respect of Whole Unit Plan awards to the Named Executive Officers under the Whole Unit Plan which are outstanding as at December 31, 2008 and which had not vested as at such date.  Should ARC’s total return performance be in the bottom quartile, a performance multiplier of zero is applied to the PTUs thereby ensuring that the Named Executive Officers long term incentive compensation is minimized.

	Whole Unit Plan Awards
	RTUs(1)				PTUs(2)
	Year	Number of awards that		Estimated payout value of awards that have not	Year	Number of awards that have		Estimated payout value of awards that have not vested(4)
Name	of award	have not vested	Year of vesting	vested(3) ($)	of award	not vested	Year of vesting	Minimum(4) ($)	Median(5) ($)	Maximum(6) ($)

John P.	2008	3,694	2009, 2010, 2011	74,249	2008	42,487	2011	Nil	853,989	1,707,977
Dielwart	2007	2,986	2009, 2010	60,019	2007	53,764	2010	Nil	1,080,656	2,161,313
	2006	1,332	2009	26,773	2006	37,216	2009	Nil	748,042	1,496,083
		8,012		161,041		133,467			2,682,687	5,365,373

Steven W.	2008	3,760	2009, 2010, 2011	75,576	2008	19,743	2011	Nil	396,834	793,669
Sinclair	2007	3,268	2009, 2010	65,687	2007	26,964	2010	Nil	541,976	1,083,953
	2006	1,573	2009	31,617	2006	22,199	2009	Nil	446,200	892,400
		8,601		172,880		68,906			1,385,010	2,770,022

Myron M.	2008	5,145	2009, 2010, 2011	103,415	2008	27,016	2011	Nil	543,022	1,086,043
Stadnyk	2007	3,403	2009, 2010	68,400	2007	28,077	2010	Nil	564,348	1,128,695
	2006	1,531	2009	30,773	2006	21,691	2009	Nil	435,989	871,978
		10,079		202,588		76,784			1,543,359	3,086,716

Terry M.	2008	4,328	2009, 2010, 2011	86,993	2008	14,226	2011	Nil	285,943	571,885
Anderson	2007	2,988	2009, 2010	60,059	2007	14,449	2010	Nil	290,425	580,850
	2006	1,570	2009	31,557	2006	15,015	2009	Nil	301,802	603,603
		8,886		178,609		43,690			878,170	1,756,338

	Whole Unit Plan Awards
	RTUs(1)				PTUs(2)
		Number of		Estimated payout value of awards		Number		Estimated payout value of awards that have not vested(4)
Name	Year of award	awards that have not vested	Year of vesting	that have not vested(3) ($)	Year of award	of awards that have not vested	Year of vesting	Minimum(4) ($)	Median(5) ($)	Maximum(6) ($)
Douglas J.	2008	5,309	2009, 2010, 2011	106,711	2008	13,658	2011	Nil	274,526	549,052
Bonner	2007	4,686	2009, 2010	94,189	2007	19,082	2010	Nil	383,548	767,096
	2006	2,173	2009	43,677	2006	15,142	2009	Nil	304,354	608,708
		12,168		244,577		47,882			688,428	1,924,856

Notes:

(1)                                  RTUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.

(2)                                  PTUs vest at the end of three years and are subject to a performance multiplier.

(3)                                  Calculated based on the closing price of the Trust Units on December 31, 2008 of $20.10 multiplied by the number of RTUs on such date, adjusted to reflect re-invested cash distributions made on the underlying Trust Units for the period from the grant date to December 31, 2008.

(4)                                  Assuming a performance multiplier of zero which would correspond with ARC’s total unitholder return being in the bottom quartile.

(5)                                  Assuming a performance multiplier of one which would represent ARC’s total unitholder return being at the median.

(6)                                  Assuming a performance multiplier of two which would represent ARC’s total unitholder return being in the top quartile.

Whole Unit Plan Awards and Non-Equity Plan Compensation to Named Executive Officers — Value Vested or Earned During the Year

The following sets forth information in respect of Whole Unit Plan awards to the Named Executive Officers, the value of Whole Unit Plan awards which vested during the year ended December 31, 2008 and value of non-equity incentive plan compensation earned during the year.

	Whole Unit Plan Awards
	RTUs(1)			PTUs(2)
Name	Year of award	Number of awards that vested	Value of awards that vested(3) ($)	Year of award	Number of awards that vested	Value of awards that vested(4) ($)	Bonus(5) ($)

John P. Dielwart	2007	1,422	36,631	2005	48,693	2,503,909	650,000
	2006	1,263	32,516
	2005	1,806	46,422
		4,491	115,569

Steven W. Sinclair	2007	1,556	40,087	2005	24,887	1,279,732	300,000
	2006	1,491	38,384
	2005	2,076	53,384
		5,123	131,855

Myron M. Stadnyk	2007	1,620	41,743	2005	18,092	930,480	500,000
	2006	1,450	37,314
	2005	3,216	82,710
		6,286	161,767

Terry M. Anderson	2007	1,423	36,650	2005	21,608	1,109,542	315,000
	2006	1,490	38,354
	2005	2,479	63,899
		5,392	138,903

Douglas J. Bonner	2007	2,231	57,483	2005	16,265	836,393	200,000
	2006	2,061	53,061
	2005	2,923	75,147
		7,215	185,691

Notes:

(1)                                  RTUs vest over a three year  period with one-third vesting annually and are not subject to a performance multiplier.

(2)                                  PTUs vest at the end of three years and are subject to a performance multiplier.

(3)                                  Calculated based on the 10 day weighted average price of the Trust Units ending immediately prior to the vesting date multiplied by the number of RTUs adjusted to reflect re-invested cash distributions on the underlying Trust Units from the grant date to the vesting date.

(4)                                  Calculated based on the 10 day weighted average price of the Trust Units ending immediately prior to  the vesting date multiplied by the number of PTUs on such date, adjusted to reflect re-invested cash distributions made on the underlying Trust Units for the period from the grant date to the vesting date and further multiplied by the applicable performance multiplier which was two

(5)                                  Bonus amounts represent amounts earned during the fiscal year.  50 per cent of Mr. Dielwart’s bonus is scheduled to be paid in the second quarter of 2009.  25 per cent of Mr. Sinclair’s, Mr. Stadnyk’s and Mr. Bonner’s bonus amounts are scheduled to be paid in the second quarter of 2009.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

The CEO and the other Named Executive Officers of ARC Resources are subject to terms of employment which continue indefinitely and provide for payment of the executive’s annual base salary and participation in certain benefits provided by ARC Resources.  Each of the Named Executive Officers agrees to devote full time efforts to the business of ARC Resources and not to engage in consulting work or any trade or business which may compete, conflict or interfere with the performance of the executive.  The employment agreements contain provisions providing for the payment by ARC Resources to the executive officers of certain amounts and benefits in the event of termination and in the event of a “change of control.”

The Company is entitled to terminate its employment agreements with any of the Named Executive Officers any time for just cause and is then obligated to pay such executive’s gross salary through to the termination date and accrued and unused vacation.  The executive officers are entitled to terminate their employment with the Company within two months following any of the following events (each a “termination event”): (a) any adverse change in the executive’s title or office; (b) any material reduction in the executive’s position, duties, or responsibilities with ARC Resources; (c) any action adversely affecting the executive’s participation in, or reducing the executive’s rights under or pursuant to any benefit in which the executive was entitled to participate as at the date of the employment agreement, when considered as a whole package; (d) relocation of the executive to a city or community other than the City of Calgary; (e) material breach by the Company of any material provision of the employment agreement.  As at December 31, 2008 in the case of a termination event, the CEO would have received 24 months base salary and bonus and all other officers would have received 18 months base salary and bonus.  Lastly, a Named Executive Officer is also entitled to terminate his or her employment arrangement at any time on one months notice and is entitled to be paid his or her base salary to the date of termination.

In the event of a change of control as described below the CEO’s agreement has a ‘single trigger’, namely, upon change of control the CEO is eligible to receive the compensation promised in the agreement.  For other officers there is a ‘double trigger’, namely, the change of control must be coupled with a termination event for payout to occur.  The payment that the CEO and the other Named Executive Officers are entitled to receive in these circumstances is the same as if a termination event had occurred

A change of control is generally defined as a change in registered or beneficial ownership or control which results in a person or persons acting jointly in concert holding, owning or controlling, directly or indirectly, more than 66 2/3 per cent of the outstanding Trust Units of the Trust, (other than as a result of a transaction or series of transactions which the Board of Directors determines should not constitute a change of control); the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust (other than pursuant to an internal reorganization); or any determination by the Board of Directors that a change of control has occurred or is about to occur.

Whole Unit Plan

The Whole Unit Plan provides that in the event that an employee (including the CEO and the other Named Executive Officers) is terminated, whether for cause or otherwise, the Whole Unit Plan awards held by such employee are terminated without payment.  Furthermore, in the event that an employee (including the CEO and the other Named Executive Officers) voluntarily resigns, the Whole Unit Plan awards held by such employee are terminated without payment unless the employee is retiring and is over the age of 55.  In the event of retirement, the Whole Unit Plan awards held by such employee which were granted less than one year prior to the date of retirement are terminated and Whole Unit Plan awards held by such employee which were granted more than one year prior to the date of retirement are unaffected and continue to vest.

In the event of a change of control as described above, all outstanding Whole Unit Plan awards (including those held by the CEO and the other Named Executive Officers) immediately vest.  If a change of control had occurred on December 31, 2008, the financial liability of the Trust in respect of all outstanding Whole Unit Plan awards held by officers and employees of ARC Resources would have been $53.4 million.

Payments to Named Executive Officers

The following table illustrates the payments that would have been made to each of the Named Executive Officers pursuant to their employment agreements and Whole Unit Plan awards held by them as a result of a change of control, resignation or termination event assuming such events occurred on December 31, 2008.

Name	Triggering Event	Payment Pursuant to Employment Agreement ($)	Payment Pursuant to Whole Unit Plan Awards (1) (2) ($)		Total ($)

John P. Dielwart	Change in Control	2,300,000	4,672,414		6,972,414
	Resignation	—	3,744,181	(3) (4)	3,744,181
	Termination Event	2,300,000	—	(5)	2,300,000	(5)

Steven W. Sinclair	Change in Control	—	2,546,077		2,546,077
	Resignation	—	—		—
	Termination Event	915,000	—		915,000

Myron M. Stadnyk	Change in Control	—	2,746,282		2,746,282
	Resignation	—	—		—
	Termination Event	1,387,500	—		1,387,500

Terry M. Anderson	Change in Control	—	1,894,929		1,894,929
	Resignation	—	—		—
	Termination Event	697,500	—		697,500

Doug J. Bonner	Change in Control	—	1,894,929		1,894,929
	Resignation	—	—		—
	Termination Event	697,500	—		697,500

Notes:

(1)                                  All RTUs and PTUs were valued using a December 31, 2008 closing price of $20.10.

(2)                                  All PTUs were valued at their current performance factor (two for all grants) except those active for less than one year which are valued at one.

(3)                                  Assuming that Mr. Dielwart, who is over the age of 55, retires from ARC Resources.  If this is not the case then all Whole Unit Plan awards held by Mr. Dielwart will terminate without payment.

(4)                                  This amount represents the value on December 31, 2008 of Mr. Dielwart’s unvested Whole Unit Plan awards that he would retain in the event of his retirement.  The actual amount that will be paid to Mr. Dielwart on the vesting of such awards will depend on the closing price of the Trust Units of ARC on the vesting date and the performance factor determined on the vesting date and may be lower or higher than $3,744,181.

(5)                                  In the case of a termination event, Mr. Dielwart, may elect to retire in which case he will be entitled to retain all unvested Whole Unit Plan awards held by him which were granted more than one year prior to his retirement in addition to his entitlement to payment under his employment arrangement.

The maximum liability of the Trust provided under all employment agreements and the Whole Unit Plan as of December 31, 2008 was $69.6 million including the above listed amounts for the Named Executive Officers.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Trust is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board of Directors of ARC Resources is responsible for the overall stewardship and governance of the Trust, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of the Trust’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).

1.                                       Board of directors

(a)                                  Disclose the identity of directors who are independent.

The Board of Directors of ARC Resources has determined that the following seven (7) directors of ARC Resources are independent within the meaning of NI 58-101, which proscribes that such director is independent if he has no material relationship with the Trust or ARC Resources.  A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member’s independent judgment.

Walt DeBoni
Fred J. Dyment
James C. Houck
Michael M. Kanovsky
Herbert C. Pinder Jr.
John M. Stewart
Mac H. Van Wielingen

During 2008, Mr. John Stewart was a member of the board and considered to be independent within the meaning of NI 58-108.  Mr. Stewart is not standing for re-election in 2009.  Mr. Fred Coles was also a member of the board for a portion of 2008 before passing away in May 2008.  During his tenure with the board, Mr. Coles was considered to be independent.

In 2009, Mr. Kvisle will be standing for election to the board of directors in replacement of Mr. Stewart.  The board has determined that Mr. Kvisle is independent within the meaning of NI 58-108.

(b)                                 Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that John Dielwart is not independent.  John Dielwart is not considered to be independent as he is the Chief Executive Officer.

(c)                                  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors has determined that a majority of the directors are independent.  There are eight directors in total, seven of whom are independent.

(d)                                 If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of Director	Names of Other Reporting Issuers	Names of Private Companies

Walt DeBoni	Niko Resources Inc. PetroWest Energy Services Ltd. Sterling Resources Ltd.	Bountiful Resources Ltd.

John P. Dielwart	Nil

Fred J. Dyment	Tesco Corporation Transglobe Energy Corp. WesternZagros Resources Ltd.	Avalon Resources Ltd. Pienza Petroleum Inc.

James C. Houck	WesternZagros Resources Ltd. The Churchill Corporation

Michael M. Kanovsky	Argosy Resources Ltd. Bonavista Energy Trust Devon Energy Inc Pure Technologies Inc. TransAlta Inc.	C2Sky Inc. Kinwest Energy Inc. Seven Generations Energy Ltd. Sky Energy Corporation Sunwest Canada Energy Limited United Active Living Inc.

Herbert C. Pinder, Jr.	Viterra	Altia Energy Cavalier Enterprises Ltd. Huron Energy Tournament Exploration

John M. Stewart	Nil	ARC Financial Corporation DO2 Technologies Inc.

Mac H. Van Wielingen	Nil	Alberta Investment Management Corporation (AIMco) ARC Financial Corporation

Private companies noted above are private companies other than family holding companies or investment companies.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without members of management (which includes Mr. Dielwart, the Chief Executive Officer, who is the only non-independent director) at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors unless the members have all indicated that there is no need for an in camera session at that specific meeting.  The number of meetings held in 2008 is disclosed below.

(e)                                  Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board of Directors has determined that the chair of the board, Mac Van Wielingen, is an independent director within the meaning of NI 58-101.  The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the chair of the Board of Directors which includes managing and developing a more effective board and ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations.

The Board of Directors has also determined that the vice chair, Walter DeBoni, is an independent director within the meaning of NI 58-101.  In general terms the Vice-Chairman will, at the request of the Chairman, assist the Chairman in managing the affairs of the Board of Directors and its committees including assisting the Chairman in ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities.

(f)                                    Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each director for all board meetings and meetings of any committee of the board for the financial year ended December 31, 2008 is set forth below.

			BOARD COMMITTEES MEETINGS(1)
DIRECTORS as at December 31, 2008	BOARD MEETINGS		AUDIT	GOV.	HS&E	HR & COMP.	RESERVES	RISK	Overall Attendance
	No.	Per Cent	No.	No.	No.	No.	No.	No.	Per Cent
Mac H. Van Wielingen	9 of 11	82	1 of 1	5 of 5		8 of 8		7 of 7	94
Walter DeBoni	10 of 11	91	5 of 5	4 of 5	1 of 1			6 of 7	90
John P. Dielwart	11 of 11	100							100
Fred J. Dyment	11 of 11	100	5 of 5				5 of 5	6 of 7	96
James C. Houck	10 of 10	100	4 of 4		4 of 4		4 of 4		100
Michael M. Kanovsky	11 of 11	100	1 of 1	4 of 4			5 of 5	7 of 7	100
Herbert C. Pinder, Jr.	10 of 11	91		4 of 4	4 of 4	8 of 8			96
John M. Stewart	9 of 11	82	4 of 4	1 of 1	5 of 5	8 of 8			93

The composition of the board committees was restructured in February 2008. The above table denotes the number of meetings attended while being a member of the respective committee.

James C. Houck was added as an addition to the board and as a member of each of the Audit Committee, Health, Safety and Environment Committee and Reserves Committee effective at the close of business on February 14, 2008.

Mr. Dielwart, the Chief Executive Officer, is invited to all and attends virtually all of the meetings of the committees of the Board of Directors.

2.                                       Board Mandate – Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board of Directors is attached to this Management Information Circular as Schedule A.

3.                                       Position Descriptions

(a)                                  Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the chair of the Board of Directors and the chair of each committee of the Board or Directors.  The position descriptions are available on the Trust’s website under the Corporate Governance section.

(b)                                 Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors, in conjunction with the CEO, has developed a written position description for the CEO.  The position description is available on the Trust’s website under the Corporate Governance section.

4.                                       Orientation and Continuing Education

(a)                                  Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board of Directors provides new directors with access to all background documents of the Trust, including all corporate records and prior board materials.  They are also provided with relevant research articles on the industry and the company.  New members of the Board of Directors are invited to meet with all officers of the Trust for orientation as to the nature and operations of the business and are invited to all meetings of committees of the Board of Directors.

(b)                                 Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within ARC Resources and on appropriate other subjects such as regulatory and industry requirements and standards, capital markets and commodity pricing.  During 2008 specific presentations from an energy economist and a carbon capture and storage expert were provided at the board’s annual strategy session.  The Policy and Board Governance Committee reviews information on available external educational opportunities and ensures that Directors are aware of the opportunities.  ARC Resources has approved a policy of paying for any education courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters.  ARC Resources also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities.

5.                                       Ethical Business Conduct

(a)                                  Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)                                     disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of ARC Resources, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial officers, each of which is located on SEDAR at www.sedar.com.  Both documents are also available on the Trust’s website under the Corporate Governance section.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the activities of the Policy and Board Governance Committee, which requires quarterly certifications by its senior financial officers as to their compliance with the code.  The Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of ARC Resources including senior management.  Employees were asked to confirm that they have read, understood, complied with the code and have reported any known violations of the code.  In addition, the Trust has a “whistleblower” policy which provides a procedure for the submission of information by any director, officer, employee or external party relating to possible violations of the code.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)                                 Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors has adopted a Code of Business Conduct and Ethics which is applicable to directors.

ARC Resources is engaged in the oil and gas business.  In general, the private investment activities of directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict should be disclosed to the President or the Board of Directors.

It is acknowledged that directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with ARC Resources.  Any director which is a director or officer of any entity engaged in the oil and gas business is required to disclose such occurrence to the Board of Directors.  Any director of ARC Resources who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities is required to disclosure such holding to the Board of Directors.  In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person’s ability to act with a view to the best interests of ARC Resources, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Trust.  Such actions, without limitation, may include excluding such directors from certain information or activities of ARC Resources.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)                                  Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

ARC Resources distributes to each new employee and reviews annually with its employees the Code of Business Conduct and Ethics.  The Code of Business Conduct and Ethics is signed off annually by all employees including senior management.  In addition, ARC Resources conducts a mandatory annual survey titled “Measuring the Strength of the Workplace” which in part inquires as to the vision, values and culture at ARC Resources with a view to emphasizing and strengthening the culture of honesty, integrity, respect and accountability in the workplace.  Management reviews the results of the survey with the board and the Human Resources and Compensation Committee.

6.                                       Nomination of Directors

(a)                                  Describe the process by which the board identifies new candidates for board nomination.

The Policy and Board Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors.  The committee considers the strengths, knowledge and constitution of the members of the Board of Directors and the committee’s perception of the needs of the Trust.  Some of the areas considered include:  corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment.  Character and behavioural qualities including credibility, integrity and communication skills are also taken into account when recruiting new directors.

On an annual basis, board members are required to fill in a “Skills Matrix” where they rate their knowledge and abilities as outlined in the following areas:  enterprise management, operations, health, safety and environment, financial literacy, financial expertise, marketing, global business experience, human resources, business development, change management, reserves evaluation, corporate governance and risk evaluation.  The committee considers the skills set of the board when considering new candidates.

During 2008 the board hired an external consultant that specializes in director searches to supplement the list of potential directors identified by the nominating committee.

(b)                                 Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Policy and Board Governance Committee is comprised of only independent Directors.

(c)                                  If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Policy and Board Governance Committee has within its mandate the responsibilities of the nominating committee.  The committee is responsible for identifying and recommending to the board new candidates for appointment or nomination to the Board of Directors having regard to the competencies, skills and personal qualities of the candidates and the members of the Board of Directors and the committee’s perception of the needs of the Trust.  The committee has developed and maintains a list of potential nominees.  The committee also reviews the slate of directors for the annual meeting of Unitholders and recommends such slate for approval by the Board of Directors.

7.                                       Compensation

(a)                                  Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

The Policy and Board Governance Committee reviews annually the form and amount of compensation for directors to ensure such compensation reflects the responsibilities and risks of being an effective director.  The committee also conducts such yearly review of directors’ compensation having regard to various governance reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative size to the Trust.

Compensation of Officers

ARC Resources’ compensation plan for its executive officers, including the CEO, consists of a combination of base salary, bonus payments, the grant of Performance Awards and Restricted Awards under the Whole Unit Plan.  The Human Resources & Compensation Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEOs of certain comparable Canadian conventional oil and gas trusts and mid to large-sized oil and gas companies (the “Industry Peer Group”) with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive and reflective of the officers performance.  In June of each year, the Human Resources & Compensation Committee revisits the level of bonus awards taking into account the comparative peer information which is then available.  The same criteria as above applies to the Whole Unit Plan in considering the grant of Performance Awards or the grant of Restricted Awards.  The same competitive standards are applied to all components of the compensation packages of the executive officers, including the CEO.  In general, as the Whole Unit Plan for the officers is dominated by Performance Awards, if the Trust’s performance relative to its peers is top quartile, the total compensation will be top quartile as well, similarly if the Trust’s relative performance is bottom quartile, total compensation would be bottom quartile as well.

ARC Resources’ compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence.  The Human Resources & Compensation committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the Whole Unit Plan.  In addition, the Human Resources & Compensation Committee will take into account the individual performance of the participants in determining the awards.

For more information see “Compensation Discussion and Analysis”.

(b)                                 Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

(c)                                  If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee was constituted to assist the board in meeting their responsibilities by reviewing and, as appropriate, approving:

Overall human resource policies, trends and/or organizational issues including in respect of recruitment, performance management, compensation, benefit programs, resignations and terminations, training and development, succession planning and organizational planning and design.

Compensation, including cash compensation consisting of salary and bonuses, and the number of Whole Unit Plan units awarded for all ARC staff including the officers of ARC but excluding the CEO.

In consultation with the Board, undertake an annual performance review with the CEO, and review the CEO appraisal of Officers’ performance.  The Committee reviews and provides recommendations to the Board of Directors on the compensation of the CEO.

Employment contracts or other major agreements for employees.

(d)                                 If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No consultants or advisors were hired during 2008 to assist in determining compensation for any of ARC Resources’ directors or senior officers.  ARC Resources uses a variety of independent research provided by a number of consultants pertaining to the employee compensation packages of the Industry Peer Group to ensure that the overall compensation packages for the employees are competitive.

8.                                       Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Policy and Board Governance Committee

Members:  Walter DeBoni (Chair), Herbert C. Pinder, Jr., Michael M. Kanovsky and Mac H. Van Wielingen, all of whom are independent directors.

The Policy and Board Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Trust’s approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management.  The committee annually reviews the need to recruit and recommend new members to fill vacancies on, or additions to, the board giving consideration to the competencies, skills and personal qualities of the candidates and of the existing board; and recommends to the board the nominees for election at each annual meeting.  The effectiveness of individual members of the board and the board is reviewed through a yearly self-assessment and inquiry questionnaire.  The Chair of the Policy and Board Governance Committee meets with each individual board member on an annual basis to discuss the results of the questionnaire and any individual concerns.

Health, Safety & Environment Committee

Members:  John M. Stewart (Chair), Herbert C. Pinder, Jr. and James C. Houck, all of whom are independent directors.

The Health, Safety and Environment Committee assists the board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the board on the development and implementation of the standards and policies of ARC Resources with respect to the areas of health, safety and environment.  This committee meets separately with management of ARC Resources, which has responsibility for such matters and reports to the board.

Reserves Committee

Members:  James C. Houck (Chair), Fred J. Dyment and Michael M. Kanovsky, all of whom are independent directors.

The Reserves Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs ARC Resources’ reserve evaluation; and to review the annual independent engineering report.  The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51 101.  The committee also reviews any other oil and gas reserve report prior to release by the Trust to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and gas activities of the Trust.

Risk Committee

Members:  Michael M. Kanovsky (Chair), Mac H. Van Wielingen, Fred J. Dyment and Walt DeBoni, all of whom are independent directors.

The Risk Committee was formed in February, 2008 to assist the Board in meeting its responsibilities to generally review the principal business, financial and other risks of the Trust and to ascertain the allocation of  responsibility of the Board, the Risk Committee or other Committee for review of such risks and to assume primary responsibility for review of risk assessment and risk management relating to hedging and insurance and the consideration of such matters in light of current risk management policies in place from time to time.  The Committee will assist the Board to ensure that all of the principal risks of the Trust are reviewed on a regular and appropriate basis.

9.                                       Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

On an annual basis, the effectiveness of the Board of Directors, the committees of the Board of Directors and individual board members is reviewed through a yearly self assessment and inquiry process.  A key component of the process is a four part questionnaire that each member of the board completes.  The first three sections ask the Directors to evaluate the Board and where appropriate the Committees with regards to Board responsibility, Board operations and Board effectiveness.  The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas.  The data is compiled and reviewed by the Chair of the Policy and Board Governance Committee and the Board Chair.  The data is compiled and presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

Each year the Directors perform a self assessment of their work on the Board and its Committees.  The results are compiled and provided to the Board Chair and the Chair of the Policy and Board Governance Committee.  Following this review the Chair of the Policy and Board Governance Committee meets with all directors individually to engage in a full and frank two way discussion on any issues that either wants to raise with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board.

The final piece of the review process is the compilation of a skills matrix for the Board.  As part of the review process, each Director is asked to rate their strengths in a variety of key subject areas.  This data is compiled into a matrix representing the broad board skills for current directors.  This matrix is maintained so that the Board can identify areas of weakness, if any, and address them through the recruitment of new members.

Other Matters Relating to the Board of Directors of ARC Resources

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture which includes substantially all management matters related to the Trust or adopted by the Board.  The Board of Directors and members of management hold strategic planning sessions at least annually.  In particular, significant operational decisions and all decisions relating to:  (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources.  In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to:  (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of cash to be distributed.

The Board of Directors and its committees has access to senior management on a regular basis as Mr. Dielwart, the Chief Executive Officer, is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management.  As such, the Chief Executive Officer reports directly to the Board of Directors.  The Board has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably interfere with the exercise of a director’s independent judgment.  The Chairman of the Board is an independent director and, in conjunction with the Vice-Chairman, is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

The Mandate of the Board is attached as Schedule A and describes in more detail the general duties of the Board, its composition and retirement policies and other matters.

The Board, in part, performs its mandated responsibilities through the activities of its six committees: the Audit Committee, the Risk Committee, the Policy and Board Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of independent directors.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate.  For more information relating to the background of the Audit Committee members, see “Matters to be Acted Upon at the Meeting — Election of Directors of ARC Resources”.

The Audit Committee pre-approves all non-audit services performed by the Trust’s external auditor.  The aggregate fees billed by the Trust’s external auditor for audit services in 2008 was $677,834 and in 2007 was $768,375.  In addition, there was $36,199 in 2008 and $71,724 in 2007 billed by the Trust’s external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Trust’s financial statements.  These services for the fiscal years ended December 31, 2007 and 2008 also included the French translation of certain publicly filed financial documents.

The external auditor also billed $114,013 in 2008 and $139,780 in 2007 for municipal property tax compliance, tax advice and tax planning.

Code of Business Conduct and Ethics

ARC Resources has adopted and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Trust’s assets, reporting of illegal or unethical behaviour and other matters.  Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting.  The code specifically addresses standards of conduct for senior financial officers and requires a quarterly affirmation of compliance.  The code is available on the Trust’s website at www.arcresources.com.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or senior officers of ARC Resources or directors or senior officers of ARC Resources or the Trustee to the Trust or ARC Resources in fiscal 2007 or 2008.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of ARC Resources or directors and senior officers of ARC Resources, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10 per cent of the Trust Units of the Trust (or any director or executive officer of any such Unitholder), or any known associate or affiliate of such persons, in any transaction during 2008 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources or any of  their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of ARC Resources is not aware of any material interest of any director, senior officer or nominee for director of ARC Resources, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com.  Financial information in respect of the Trust and its affairs is provided in the Trust’s annual audited comparative financial statements for the year ended December 31, 2008 and the related management’s discussion and analysis.  Copies of the Corporation’s financial statements and related management discussion and analysis are available upon request from the Trust at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9(toll free number 1-888-272-4900).

OTHER MATTERS

Management of ARC Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

DATE

This Information Circular-Proxy Statement is dated March 25, 2009.

SCHEDULE “A”

The Board of Directors (the “Board”) of ARC Resources Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation, the other subsidiaries of ARC Energy Trust and ARC Energy Trust to the extent delegated to the Corporation under the Trust Indenture (together, “ARC”).  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC.  In general terms, the Board will:

(a)                                                          in consultation with management of the Corporation, define the principal objectives of ARC;

(b)                                                         monitor the management of the business and affairs of ARC with the goal of achieving ARC’s principal objectives as defined by the Board;

(c)                                                          discharge the duties imposed on the Board by applicable laws; and

(d)                                                         for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•                                          require the Chief Executive Officer (the “CEO”) to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC’s business, which plans must:

•                                          be designed to achieve ARC’s principal objectives;

•                                          identify the principal strategic and operational opportunities and risks of ARC’s business; and

•                                          be approved by the Board as a pre-condition to the implementation of such plans;

•                                          review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•                                          identify the principal risks of the ARC’s business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•                                          approve the annual operating and capital plans;

•                                          approve limits on management’s authority to conduct acquisitions and dispositions of assets, corporations and undeveloped lands;

•                                          approve the establishment of credit facilities; and

•                                          approve issuances of additional Trust units or other instruments to the public.

Monitoring and Acting

•                                          monitor ARC’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•                                          monitor overall human resource policies and procedures, including compensation and succession planning;

•                                          appoint all of the officers, including the CEO, and determine the terms of employment with ARC of all of such officers;

•                                          approve the distribution policy of ARC;

•                                          ensure systems are in place for the implementation and integrity of ARC’s internal control and management information systems;

•                                          monitor the “good corporate citizenship” of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

•                                          in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•                                          require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees; and

•                                          approve all matters relating to a takeover bid of ARC.

Compliance Reporting and Corporate Communications

•                                          ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

•                                          recommend to unitholders of ARC a firm of chartered accountants to be appointed as ARC’s auditors;

•                                          ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•                                          ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the Trust Units of ARC;

•                                          ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•                                          report annually to unitholders on the Board’s stewardship for the preceding year;

•                                          establish a process for direct communications with unitholders and other stakeholders through appropriate directors, including through the whistleblower policy; and

•                                          ensure that ARC has in place a policy to enable ARC to communicate effectively with its unitholders and the public generally.

Governance

•                                          in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•                                          facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•                                          appointing a Chairman of the Board who is not a member of management;

•                                          appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

•                                          defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;

•                                          ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each director, each committee of the Board and its chair; and

•                                          establishing a system to enable any director to engage an outside adviser at the expense of ARC; and

•                                          review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board; and

•                                          review annually the adequacy and form of the compensation of directors.

Delegation

•                                          The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance committees and any other committee created by the Board to assist the Board in the performance of its duties.

Composition

•                                          The Board shall be composed of at least seven individuals appointed by the unitholders at the Annual Meeting.

•                                          A majority of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

•                                          Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

•                                          Members shall review available materials in advance of meetings and endeavor to attend all meetings of the Board and its committees.

•                                          Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

•                  change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest;

•                  change in personal circumstances which would reasonably reflect poorly on the Trust (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

•                  change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.

•                                          Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 70 and annually thereafter.

•                                          Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee if, at any election of directors conducted by ballot at an annual meeting of Unitholders, the number of Trust Units withheld from voting for such person exceeds the number of Trust Units voted in favour of such person:

•                  this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;

•                  the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;

•                  the resignation will be accepted except in situations where special circumstances would warrant the applicable member’s continuation on the Board;

•                  any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board; and

•                  disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting.

Meetings

•                                          The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•                                          The Board shall meet at the end of its regular quarterly meetings without members of management being present.

•                                          Minutes of each meeting shall be prepared by the Secretary to the Board.

•                                          The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.

•                                          Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•                                          Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•                                          Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•                                          The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust and to request any employees to cooperate as requested by the Board.

•                                          The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.